Exhibit 99.2

CARDIOME PHARMA CORP.

Interim Consolidated Financial Statements

Three and six months ended June 30, 2016 and 2015

(Unaudited)

CARDIOME PHARMA CORP.
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

	June 30, 2016	December 31, 2015

Assets

Current assets:
Cash and cash equivalents	$12,884	$17,661
Restricted cash (note 4)	2,628	2,196
Accounts receivable, net of allowance for doubtful accounts of $105 (2015 - $424)	7,448	6,814
Inventories (note 5)	4,430	4,401
Prepaid expenses and other assets	1,829	1,408
Deferred income tax assets	423	469
	29,642	32,949

Property and equipment (note 6)	642	740
Intangible assets (note 7)	26,661	14,221
Goodwill	318	318
	$57,263	$48,228

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$18,102	$10,488
Current portion of long-term debt, net of unamortized debt issuance costs (note 9)	-	3,912
Current portion of deferred consideration (note 10)	2,877	2,619
Current portion of deferred revenue	188	188
	21,167	17,207

Long-term debt, net of unamortized debt issuance costs (note 9)	19,310	5,686
Deferred consideration (note 10)	1,190	2,478
Deferred revenue	2,554	2,647
Other long-term liabilities	258	274
	44,479	28,292

Stockholders’ equity:
Common stock	312,984	312,019
Authorized - unlimited number with no par value
Issued and outstanding – 20,375,819 (2015 – 20,147,337) (note 11)
Additional paid-in capital	34,943	34,678
Deficit	(352,183)	(343,435)
Accumulated other comprehensive income	17,040	16,674
	12,784	19,936
	$57,263	$48,228

Contingencies (note 14)

Subsequent event (note 17)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Revenue:
Product and royalty revenues	$5,864	$5,713	$12,907	$11,185
Licensing and other fees	47	25	94	50
	5,911	5,738	13,001	11,235
Cost of goods sold	1,685	1,154	3,110	2,378
Gross margin	4,226	4,584	9,891	8,857
Expenses:
Selling, general and administration	7,977	8,381	14,245	14,708
Research and development (note 13)	-	3,084	-	3,146
Amortization (notes 6 and 7)	750	544	1,278	1,085
	8,727	12,009	15,523	18,939
Operating loss	(4,501)	(7,425)	(5,632)	(10,082)

Other (income) expense:
Loss on extinguishment of long-term debt (note 9)	1,402	-	1,402	-
Interest expense	445	560	850	1,234
Other expense	111	19	335	87
Foreign exchange (gain) loss	961	(716)	392	(335)
	2,919	(137)	2,979	986
Loss before income taxes	(7,420)	(7,288)	(8,611)	(11,068)
Income tax expense	94	73	137	180
Net loss	$(7,514)	$(7,361)	$(8,748)	$(11,248)
Other comprehensive income (loss):
Foreign currency translation adjustments	660	(592)	366	(672)
Comprehensive loss	$(6,854)	$(7,953)	$(8,382)	$(11,920)
Loss per common share
Basic and diluted	$(0.37)	$(0.43)	$(0.43)	$(0.66)
Weighted average common shares outstanding
Basic and diluted	20,358,724	17,161,104	20,329,011	16,917,078

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Interim Consolidated Statements of Stockholders’ Equity
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2014	16,591,002	$284,760	$34,229	$(318,973)	$17,123	$17,139
Net loss	-	-	-	(24,462)	-	(24,462)
Issuance of common stock	3,429,247	28,334	-	-	-	28,334
Share issue costs	-	(1,705)	-	-	-	(1,705)
Common stock issued upon exercise of options	119,842	293	-	-	-	293
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	256	(256)	-	-	-
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	-	9	-	-	-	9
Issuance of common shares on vesting of restricted share units, net of tax	7,246	72	(110)	-	-	(38)
Stock-based compensation expense	-	-	815	-	-	815
Foreign currency translation adjustments	-	-	-	-	(449)	(449)
Balance at December 31, 2015	20,147,337	$312,019	$34,678	$(343,435)	$16,674	$19,936
Net loss	-	-	-	(8,748)	-	(8,748)
Issuance of common stock (note 11)	208,856	1,176	-	-	-	1,176
Share issue costs	-	(382)	-	-	-	(382)
Issuance of common shares on vesting of restricted share units, net of tax	19,626	171	(301)	-	-	(130)
Stock-based compensation expense (note 12)	-	-	566	-	-	566
Foreign currency translation adjustments	-	-	-	-	366	366
Balance at June 30, 2016	20,375,819	$312,984	$34,943	$(352,183)	$17,040	$12,784

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Operating activities:
Net loss	$(7,514)	$(7,361)	$(8,748)	$(11,248)
Items not affecting cash:
Amortization	750	544	1,278	1,085
Amortization of deferred financing fees	57	136	146	265
Write-down of inventory (note 5)	-	-	-	95
Loss on extinguishment of long-term debt (note 9)	1,402	-	1,402	-
Stock-based compensation expense (recovery) (note 12)	420	1,130	(293)	1,595
Unrealized foreign exchange gain (loss)	539	(589)	353	(209)
Changes in operating assets and liabilities:
Restricted cash	3	(319)	(295)	(319)
Accounts receivable	810	90	(512)	2,327
Inventories	6	(847)	(29)	(192)
Prepaid expenses and other assets	-	332	(503)	(26)
Accounts payable and accrued liabilities	1,817	2,302	328	(2,036)
Deferred revenue	(47)	(25)	(94)	950
Other long-term liabilities	(7)	(8)	(15)	(42)
Net cash used in operating activities	(1,764)	(4,615)	(6,982)	(7,755)

Investing activities:
Purchase of property and equipment	-	(43)	(9)	(133)
Purchase of intangible assets (note 7)	(5,596)	(12)	(5,611)	(24)
Net cash used in investing activities	(5,596)	(55)	(5,620)	(157)

Financing activities:
Issuance of common stock (note 11)	-	3,943	841	4,800
Share issue costs	(7)	(24)	(30)	(51)
Issuance of common stock upon exercise of stock options	-	6	-	270
Proceeds from issuance of long-term debt (note 9)	20,000	-	20,000	-
Financing fees on issuance of long-term debt (note 9)	(662)	-	(690)	-
Repayment of long-term debt (note 9)	(9,000)	-	(10,000)	-
Payment of fees on extinguishment of long-term debt (note 9)	(1,146)	-	(1,146)	-
Payment of deferred consideration (note 10)	(521)	(821)	(1,029)	(1,868)
Net cash provided by financing activities	8,664	3,104	7,946	3,151

Increase (decrease) in cash and cash equivalents during the period	1,304	(1,566)	(4,656)	(4,761)
Effect of foreign exchange rate changes on cash and cash equivalents	43	(10)	(121)	(331)
Cash and cash equivalents, beginning of period	11,537	9,192	17,661	12,708
Cash and cash equivalents, end of period	$12,884	$7,616	$12,884	$7,616

Supplemental cash flow information:
Interest paid	$389	$443	$709	$1,038
Net income taxes paid (received)	(49)	78	(15)	337

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2016 and 2015

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, recurring adjustments which, in the opinion of management, are necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2015 filed with the appropriate securities commissions. The results of operations for the three and six months ended June 30, 2016 and 2015 are not necessarily indicative of the results for the full year.

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, in select European markets. Cardiome has also licensed XYDALBATM (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the European Union for the treatment of acute bacterial skin and skin structure infections in adults for select European and Middle Eastern nations and Canada. Cardiome has also licensed TREVYENT®, a development stage drug device combination product that is under development for pulmonary arterial hypertension, in certain regions outside the United States.

The Company has financed its cash requirements primarily from sales of BRINAVESSTM and AGGRASTAT®, share issuances, a term loan facility, and cash from a previous collaborative partner. The Company’s ability to attain profitability and positive cash flows from operations is dependent on a number of factors, including the extent to which BRINAVESSTM will be commercially successful globally, the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets, and business development activities, the outcome of which cannot be predicted at this time. As a result, it may be necessary for the Company to obtain additional funds in the future. These funds may come from sources such as the issuance of equity and/or debt securities, or alternative sources of financing. There can be no assurance that the Company will be able to successfully obtain sufficient funds to continue the development and commercialization of its products and its operational activities.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2016 and 2015

2.	Significant accounting policies:

The accounting policies and methods of computation applied by the Company in these consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2015, except as described below.

The Company adopted Accounting Standards Update (“ASU”) 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, issued by the Financial Accounting Standards Board (“FASB”) in April 2015. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. As a result of the adoption, the Company reclassified unamortized debt issuance costs of nil and $88 as of June 30, 2016 and December 31, 2015, respectively, from other assets to a reduction in the current portion of long-term debt and $690 and $314 as of June 30, 2016 and December 31, 2015, respectively, from other long-term assets to a reduction in long-term debt on the interim consolidated balance sheets.

Recent accounting pronouncements:

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” which clarifies the implementation guidance related to the new revenue standard. An entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer and must focus on whether the entity has control of the goods or services before they are transferred to the customer. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. This is an update to ASU 2014-09, Revenue from Contracts with Customers, that introduced a new five-step revenue recognition model to be used to determine how an entity should recognize revenue related to the transfer of goods or services to customer in an amount that reflects the consideration the entity is entitled to receive for those goods or services. ASU 2014-09 also requires disclosures sufficient to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2016 and 2015

2.	Significant accounting policies (continued):

Recent accounting pronouncements (continued):

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

3.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values because of their short-term nature. At June 30, 2016, the carrying values of the Company’s long-term debt and deferred consideration approximate their fair values based on current market borrowing rates. The long-term debt and deferred consideration are classified as Level 2 of the fair value hierarchy.

4.	Restricted cash:

At June 30, 2016, restricted cash included $1,000 (December 31, 2015 - $1,000) relating to amounts held in escrow in a non-interest bearing account in connection with the acquisition of Correvio LLC. This amount will be released from escrow upon the Company’s payment of all amounts owing under the deferred consideration liability plus all applicable accrued interest (note 10).

The Company also held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,519 (December 31, 2015 - $1,196) and for operating lease arrangements of $109 (December 31, 2015 – nil).

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2016 and 2015

5.	Inventories:

	June 30,	December 31,
	2016	2015

Finished goods	$1,381	$1,185
Work in process	580	703
Raw materials	2,433	2,505
Inventory consigned to others	36	8
	$4,430	$4,401

During the three and six months ended June 30, 2016, the Company had a write-down of inventory of nil (three and six months ended June 30, 2015 – nil and $95, respectively) which is included in cost of goods sold.

6.	Property and equipment:

		Accumulated	Net book
June 30, 2016	Cost	amortization	value

Laboratory equipment	$625	$624	$1
Production equipment	97	37	60
Software	161	71	90
Computer equipment	241	170	71
Leasehold improvements	399	88	311
Furniture and office equipment	187	78	109

	$1,710	$1,068	$642

		Accumulated	Net book
December 31, 2015	Cost	amortization	value

Laboratory equipment	$625	$598	$27
Production equipment	96	30	66
Software	152	57	95
Computer equipment	240	149	91
Leasehold improvements	399	70	329
Furniture and office equipment	189	57	132

	$1,701	$961	$740

Amortization expense for the three and six months ended June 30, 2016 amounted to $52 and $107, respectively (three and six months ended June 30, 2015 - $51 and $98, respectively).

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2016 and 2015

7.	Intangible assets:

		Accumulated	Net book
June 30, 2016	Cost	amortization	value

Licenses	$13,590	$224	$13,366
Marketing rights	15,830	4,157	11,673
Trade name	1,131	297	834
Patents	4,333	3,545	788

	$34,884	$8,223	$26,661

		Accumulated	Net book
December 31, 2015	Cost	amortization	value

Marketing rights	$15,830	$3,365	$12,465
Trade name	1,131	240	891
Patents	4,312	3,447	865

	$21,273	$7,052	$14,221

During the three months ended June 30, 2016, the Company announced the execution of a license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded DALVANCE® in the U.S. and XYDALBATM in the rest of the world) in France, the United Kingdom, Germany, Belgium, Nordic nations, other European nations, various Middle Eastern nations, and Canada. As consideration for the rights and licenses granted, the Company made a non-refundable payment to Allergan of $5,000 and accrued a liability of $8,000 which is payable in the third quarter of 2016. Additional non-refundable milestone payments will be due to Allergan upon the Company’s achievement of various milestones. The Company shall also make quarterly royalty payments to Allergan based on annual net sales. The license will be amortized over the life of the agreement of 10 years.

Amortization expense for the three and six months ended June 30, 2016 amounted to $698 and $1,171, respectively (three and six months ended June 30, 2015 - $493 and $987, respectively).

8.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2016	2015

Trade accounts payable	$4,309	$3,474
Employee-related accruals	3,055	3,744
Interest payable	34	45
Other accrued liabilities	10,704	3,225

	$18,102	$10,488

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2016 and 2015

9.	Long-term debt:

	June 30,	December 31,
	2016	2015

Principal amount	$20,000	$10,000
Less: unamortized debt issuance costs	(690)	(402)
Long-term debt, net of unamortized debt issuance costs	$19,310	$9,598
Less: current portion, net of unamortized debt issuance costs	-	(3,912)

	$19,310	$5,686

On June 13, 2016, the Company entered into a term loan agreement with CRG-managed funds for up to $30,000 consisting of three tranches bearing interest at 14% per annum. The first tranche of $20,000 has been drawn and was used to extinguish existing long-term debt from Midcap Financial LLC (“Midcap”) and for general corporate purposes. The second and third tranches of $5,000 each are available to the Company if the Company is able to reach certain revenue milestones, as at December 2016 and June 2017, respectively. The loan matures on March 31, 2021. Under the terms of the agreement, an interest-only period is provided such that principal repayment begins in June 2019; interest is payable on a quarterly basis through the full term of the loan. If certain revenue milestones are met by the Company, the interest-only period may be extended such that principal repayment begins in June 2020.

The Company is required to meet certain annual revenue covenants. If the revenue covenants are not met, the Company may exercise a cure right by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and the Company’s revenue.

The Company incurred a loss of $1,402 on the extinguishment of the existing long-term debt from Midcap. Of this amount, $256 related to the write-off of unamortized debt issuance costs and $1,146 related to prepayment and exit fees.

10.	Deferred consideration:

On November 18, 2013, the Company completed the acquisition of Correvio LLC through the purchase of a combination of assets and shares in exchange for 19.9% of the Company’s then outstanding shares and deferred consideration of $12,000. The deferred consideration will be repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually.  The deferred consideration must be repaid in full by December 1, 2019.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2016 and 2015

11.	Share capital:

On January 12, 2016, the Company completed a purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”) which allows LPC to purchase up to an aggregate value of $20 million worth of common shares in the capital of the Company. In consideration for entering into the agreement, the Company issued 48,856 common shares to LPC as a commitment fee. No proceeds were received for these shares which were valued at $335 and recorded as a share issuance cost. During the three and six months ended June 30, 2016, the Company issued nil and 160,000 common shares under the Purchase Agreement to LPC for gross proceeds of nil and $841, respectively.

On March 1, 2016, the Company filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the United States Securities and Exchange Commission (the “SEC”) under a registration statement on Form F-10 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250 million of the Company’s common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

On March 7, 2016, the Company filed a new prospectus supplement, in connection with the filing of the Base Shelf Prospectuses, pertaining to the Purchase Agreement, under which the Company may sell its common shares to LPC up to an aggregate of $6,900. The Company’s closing share price must be equal to or greater than US$5.00 in order for a purchase to be effected. As at June 30, 2016, no shares have been issued and the entire $6,900 remains available under the new prospectus supplement.

On March 7, 2016, the Company filed an Amended and Restated At Market Issuance Sales Agreement (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”). The Company entered into the Sales Agreement only as a result of the acquisition by FBR of MLV. The Company also filed a prospectus supplement, in connection with the filing of the Base Shelf Prospectuses, pertaining to the Sales Agreement, under which the Company may issue common shares through “at-the-market” offerings with FBR and MLV as agents, up to an aggregate of $6,900. During the three and six months ended June 30, 2016, the Company did not issue any common shares under the Sales Agreement (three and six months ended June 30, 2015 – 431,084 and 519,551 common shares for gross proceeds of $4,115 and $5,010, respectively, under the former prospectus supplement). As at June 30, 2016, $6,900 remains available under the prospectus supplement.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2016 and 2015

12.	Share-based compensation:

(a)	Stock options:

Details of stock option transactions for the six months ended June 30, 2016 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2015	1,472,597	5.88	2.88	8,024

Options granted	550,000	6.16
Options forfeited	(52,264)	5.41
Options expired	(5,000)	24.70
Outstanding as at June 30, 2016	1,965,333	5.92	3.13	3,490
Exercisable as at June 30, 2016	1,050,119	4.93	2.17	2,888

The outstanding options expire at various dates ranging from September 12, 2016 to June 21, 2021.

At June 30, 2016, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$1.65 to $2.08	417,000	1.53	1.67	361,640	1.67
$2.09 to $5.63	399,119	1.70	3.77	355,375	3.61
$5.64 to $7.24	550,000	4.97	6.16	15,276	6.16
$7.25 to $18.25	599,214	3.51	10.07	317,828	10.05

	1,965,333	3.13	5.92	1,050,119	4.93

At June 30, 2016, there was $1,445 (December 31, 2015 - $934) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.4 years (December 31, 2015 – 1.4 years).

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2016 and 2015

12.	Share-based compensation (continued):

(a)	Stock options (continued):

The aggregate fair value of vested options during the three and six months ended June 30, 2016 was $250 and $443, respectively (three and six months ended June 30, 2015 - $519 and $892, respectively).

Stock options granted to the Company’s directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to consultants and to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture.

For the three months ended June 30, 2016, $374 was recorded as stock-based compensation expense with $179 being recorded against liability and $195 being recorded against additional paid-in capital (for the three months ended June 30, 2015 - $1,130 was recorded as stock-based compensation expense with $918 being recorded against liability and $212 being recorded against additional paid-in capital).

For the six months ended June 30, 2016, $442 was recorded as stock-based compensation recovery with $805 being recorded as a recovery against liability and $363 being recorded against additional paid-in capital (for the six months ended June 30, 2015 - $1,595 was recorded as stock-based compensation expense with $1,618 being recorded against liability and $23 being recorded as a recovery against additional paid-in capital).

The weighted average fair value of stock options granted during the three and six months ended June 30, 2016 was $1.99 (three and six months ended June 30, 2015 - $5.27 and $4.79, respectively). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2016 and 2015

12.	Share-based compensation (continued):

(a)	Stock options (continued):

Three months ended June 30	2016	2015

Dividend yield	-	-
Expected volatility	62.1%	77.8%
Risk-free interest rate	0.6%	0.7%
Expected average life of the options	3.0 years	3.9 years
Estimated forfeiture rate	-	-

Six months ended June 30	2016	2015

Dividend yield	-	-
Expected volatility	62.1%	77.5%
Risk-free interest rate	0.6%	0.7%
Expected average life of the options	3.0 years	3.6 years
Estimated forfeiture rate	-	-

(b)	Restricted share unit plan:

During 2014, the Company established a treasury-based Restricted Share Unit Plan (the “RSU Plan”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price and no monetary payment is required from the employees to the Company upon grant of the RSUs or upon the subsequent issuance of shares to settle the award. The vested RSUs may be settled through the issuance of common shares from treasury, by the delivery of common shares purchased on the open market, in cash or in any combination of the foregoing, at the option of the Company. Vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant. Generally, RSUs vest annually over three years, in equal amounts, on the anniversary date of the grant.

Details of RSU transactions for the six months ended June 30, 2016 are summarized as follows:

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2016 and 2015

12.	Share-based compensation (continued):

(b)	Restricted share unit plan (continued):

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding as at December 31, 2015	132,108	$8.91	2.16	$1,058

RSUs granted	34,282			173
RSUs vested	(34,859)			170
RSUs forfeited	(6,669)
Outstanding as at June 30, 2016	124,862	$7.87	2.00	$642

At June 30, 2016, there was $741 (December 31, 2015 - $828) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 1.9 years (December 31, 2015 – 2.2 years).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. For the three and six months ended June 30, 2016, stock-based compensation expense related to RSUs of $100 and $203, respectively (three and six months ended June 30, 2015 – nil) was recorded in selling, general and administration expenses and recorded against additional paid-in capital. During the three and six months ended June 30, 2016, common shares withheld on the vesting of RSUs for employee tax withholdings resulted in a stock-based compensation recovery of $54 (three and six months ended June 30, 2015 – nil) which was recorded in selling, general and administration expenses.

13.	Research and development expense:

In June 2015, the Company entered into a license and supply agreement with SteadyMed Ltd. for the distribution rights to TREVYENT® that included an upfront payment of $3,000 upon execution of the agreement which was recorded in R&D expense. There were no R&D expenses incurred during the three and six months ended June 30, 2016.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2016 and 2015

14.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into various agreements with third parties that include indemnification provisions. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

15.	Comparative figures:

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

16.	Segmented information:

The Company recognizes segmentation based on geography as follows:

Three months ended June 30, 2016	Europe	Rest of World	Total

Revenue	$2,706	$3,205	$5,911
Cost of goods sold	636	1,049	1,685
Gross margin	2,070	2,156	4,226

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2016 and 2015

16.	Segmented information (continued):

Three months ended June 30, 2015	Europe	Rest of World	Total

Revenue	$2,550	$3,188	$5,738
Cost of goods sold	691	463	1,154
Gross margin	1,859	2,725	4,584

Six months ended June 30, 2016	Europe	Rest of World	Total

Revenue	$5,545	$7,456	$13,001
Cost of goods sold	1,159	1,951	3,110
Gross margin	4,386	5,505	9,891

Six months ended June 30, 2015	Europe	Rest of World	Total

Revenue	$5,341	$5,894	$11,235
Cost of goods sold	1,426	952	2,378
Gross margin	3,915	4,942	8,857

During the three months ended June 30, 2016 and 2015, there were two customers that individually accounted for more than 10% of total revenue. In 2016, these two customers accounted for 26% and 19% of total revenue (2015 – 11% and 44%).

During the six months ended June 30, 2016, there were three customers that individually accounted for more than 10% of our revenue. In 2016, these three customers accounted for 21%, 18% and 13% of our revenue. During the six months ended June 30, 2015, there were two customers that individually accounted for more than 10% of our revenue. These two customers accounted for 36% and 16% of our revenue.

Property and equipment by geographic area were as follows:

	June 30, 2016	December 31, 2015

Europe	$141	$95
Rest of world	501	645
	642	740

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2016 and 2015

17.	Subsequent event:

On July 29, 2016, the Company closed an underwritten public offering (the “Offering”) of 11,500,000 common shares from treasury, including the underwriters' full exercise of their option to purchase 1,500,000 additional shares, at a price to the public of US$3.00 per common share, for aggregate gross proceeds to the Company of $34,500 before deducting the underwriting commission and estimated Offering expenses payable by the Company.

Leerink Partners LLC acted as the sole book-running manager in connection with the Offering. Canaccord Genuity, H.C. Wainwright & Co and Cormark Securities acted as co-managers.

The Company intends to use the net proceeds from the Offering for the in-licensing of dalbavancin, including for the upfront licensing fee pursuant to the exclusive license agreement with Allergan plc, and for milestone payments related to pricing reimbursements and launches. Any remaining net proceeds from the Offering will be used for general corporate purposes.